Exhibit 99.1

Appendix:

Statements of Profit or Loss for the half years ended June 30, 2024 and 2023

in € thousand	Jan 1 – Jun, 30 2024	Jan 1 – Jun, 30 2023
Revenue	29,700	40,461
Cost of sales	(24,054)	(27,880)
Gross Profit	5,646	12,581
Selling	(6,533)	(5,829)
General administration	(5,116)	(6,472)
Research and development	(3,037)	(3,881)
Other income	10,399	11,111
Other expenses	(71,480)	(621)
(Impairment) / Reversal on impairment on financial assets	7	22,599
Operating profit (loss)	(70,114)	29,488
Financial result	(3,968)	10,765
Income (loss) before income tax	(74,082)	40,253
Income tax benefit (expense)	(850)	(4,082)
Net income (loss) for the period	(74,932)	36,171

in € thousand	Jan 1 - Jun 30 2024	Jan 1 - Jun 30 2023
Net income (loss) for the period	(74.932)	36.171
Taxes	(850)	(4.082)
Financial result	(3.968)	11.822
Amortization and depreciation	(4.511)	(2.912)
Business combination related legal, consulting and other costs	(1.084)	(6.000)
IFRS 2 charge	(70.623)	0
Total Adjusted EBITDA	6.104	37.343

In the first half of 2023, the Adjusted EBITDA includes two exit bonus payments of € 9.2 million and a reversal on the impairment of financial assets of € 21.4 million. In the first half of 2024, the Adjusted EBITDA includes income from the initial consolidation of SCHMID Energy Systems GmbH of € 9.1 million.

Assets

in € thousand	Jun 30, 2024	Dec 31, 2023
Intangible assets	23,725	14,966
Goodwill	8,298	0
Property, plant and equipment, net	14,071	14,767
Financial assets	5,309	140
Deferred tax assets	2,547	2,543
Non-current assets	53,950	32,416
Inventories	16,535	16,353
Trade receivables and other receivables	36,379	47,030
Other current assets	3,897	5,073
Cash and cash equivalents	3,011	5,710
Current assets	59,822	74,166
Total assets	113,772	106,582

Equity and Liabilities

in € thousand	Jun 30, 2024	Dec 31, 2023
Owners' net investment	112,476	70,606
Other reserves	(167,303)	(95,806)
Equity attributable to owners of the group	(54,827)	(25,200)
Non-controlling interest	654	7,359
Equity	(54,173)	(17,841)
Non-current financial liabilities	22,190	22,190
Other non-current liabilities	25,354	0
Provisions for pensions	898	894
Non-current provisions	332	237
Deferred tax liabilities	11,104	4,388
Non-current lease liabilities	8,873	9,372
Non-current liabilities	68,751	37,081
Current financial liabilities	29,737	26,053
Current contract liabilities	20,803	17,931
Trade payables and other financial liabilities	23,181	25,899
Other current liabilities	21,880	13,113
Current lease liabilities	1,530	1,515
Current provisions	604	973
Income tax liabilities	1,459	1,858
Current liabilities	99,194	87,342
Total equity and liabilities	113,772	106,582